SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for April 28, 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F     X
Form 40-F _____

Enclosures:

SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during April 2006

1. 3 April 2006
2. 4 April 2006
3. 4 April 2006
4. 5 April 2006
5. 7 April 2006
6. 12 April 2006
7. 19 April 2006
8. 21 April 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY AND
DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol ("the Company")by directors of a major subsidiary and the Company Secretary of the Company:

Name                                                                                              N L Joubert
Office held Company Secretary
Company
Sasol Limited
Date transaction effected 31 March 2006
Selling price per share R237,25
Number of shares 2 000
Total value R474 500
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
R van Rooyen
Office held Director of Sasol
Synfuels (Pty) Limited
Company
Sasol Limited
Date transaction effected 31 March 2006
Option offer date 11 June 2001
Option offer price R76,70
Exercise date 18 September 2001
Exercise price R79,00
Selling price per share R237,80
Number of shares 9 700
Total value R2 306 660
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name M W Rose
Office held Director of Sasol
Synfuels (Pty) Limited
Company  Sasol Limited
Date transaction effected 31 March 2006
Option offer date 11 January 2002
Option offer price R101,00
Exercise date 31 March 2006
Exercise price R233,00
Selling price per share R238,50
Number of shares 4 500
Total value R1 073 250
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
M W Rose
Office held Director of Sasol
Synfuels (Pty) Limited
Company  Sasol Limited
Date transaction effected 31 March 2006
Option offer date 8 March 2002
Option offer price R113,00
Exercise date 31 March 2006
Exercise price R233,00
Selling price per share R238,50
Number of shares 900
Total value R214 650
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

3 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transaction in securities of Sasol ("the Company")by a director of a major subsidiary of the Company:

Name                                                                                              J H Fourie
Office held Director of Sasol
Synfuels (Pty) Limited
Company
Sasol Limited
Date transaction effected 3 April 2006
Selling price per share R235,00
Number of shares 12 000
Total value R2 820 000
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

4 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transaction in securities of Sasol ("the Company")by a director of a major subsidiary of the Company:

Name                                                                                              M W Rose
Office held Director of Sasol
Synfuels (Pty) Limited
Company
Sasol Limited
Date transaction effected 3 April 2006
Option offer date 11 January 2002
Option offer price R101,00
Exercise date 31 March 2006
Exercise price R233,00
Selling price per share R238,50
Number of shares 7 700
Total value R1 836 450
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

4 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol ("the Company")by a director of the Company:

Name                                                                                               L P A Davies
Office held Chief Executive
Company
Sasol Limited
Date transaction effected 4 April 2006
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 12 September 2001
Exercise price R81,70
Selling price per share R235,00
Number of shares 14 000
Total value R3 290 000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
L P A Davies
Office held Chief Executive
Company
Sasol Limited
Date transaction effected 4 April 2006
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 29 September 2003
Exercise price R87,00
Selling price per share R235,00
Number of shares 7 200
Total value R1 692 000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

5 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of the
Company:

On 6 April 2006 Mr P V Cox, the Chairman of Sasol Limited, concluded the following transactions in Sasol ordinary shares:

a)
48 100 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R78,70 per share for a total consideration of R3 785 470; and

b)
51 900 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R89,50 per share for a total consideration of R4 645 050;

c)
100 000 ordinary Sasol shares which were held by Mr Cox were sold at a price of
R235,00 per share and a total consideration of R23 500 000.

Mr Cox’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of the Audit Committee.

7 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

On 11 April 2006 Mr A de Klerk, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:

d)
3 200 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R42,30 per share for a total consideration of R135 360,00; and

e)
3 200 ordinary Sasol shares which were held by Mr De Klerk were sold at a price of
R238,50 per share and a total consideration of R763 200,00.

Mr De Klerk's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Deputy Chief Executive of the Company.

12 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF SASOL LIMITED AND DIRECTORS OF A
MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of the
Company and by a director of a major subsidiary of the Company:

On 18 April 2006 Mr L P A Davies, the Chief Executive of Sasol Limited, concluded the following transactions in Sasol ordinary shares:

f)
11 000 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R57,50 per share for a total consideration of R632 500; and

g)
11 000 ordinary Sasol shares which were held by Mr Davies were sold at a price of
R251,50 per share and a total consideration of R2 766 500.

Mr Davies’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Limited.

On 18 April 2006 Mr M Sieberhagen, a director of Sasol Synfuels (Pty) Limited a major subsidiary of the Company, concluded the following transactions in Sasol ordinary shares:

a)
5 500 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R38,05 per share for a total consideration of R209 275; and

b)
2 200 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R25,10 per share for a total consideration of R55 220; and

c)
5 500 ordinary Sasol shares which were held by Mr Sieberhagen were sold at a price of R249,05 per share and a total consideration of R1 369 775; and

d)
2 200 ordinary Sasol shares were which were held by Mr Sieberhagen were sold at a price of R249,00 per share and a total consideration of R547 800.

Mr Sieberhagen’s interest in the shares mentioned above is a direct beneficial interest.
These transactions were cleared by the Chairman of Sasol Synfuels (Pty) Limited.

On 19 April 2006 Mr T S Munday, the Deputy Chief Executive of Sasol Limited, concluded the following transactions in Sasol ordinary shares:

a)
8 400 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R50,90 per share for a total consideration of R427 560; and

b)
8 400 ordinary Sasol shares which were held by Mr Munday were sold at a price of
R253,00 per share and a total consideration of R2 125 200.

Mr Munday’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Limited.

On 19 April 2006 Mr A de Klerk, a director of Sasol Synfuels (Pty) Limited a major subsidiary of the Company, concluded the following transactions in Sasol ordinary shares:

a)
4 000 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R42,30 per share for a total consideration of R169 200; and

b)
4 000 ordinary Sasol shares which were held by Mr De Klerk were sold at a price of
R254,50 per share and a total consideration of R 1 018 000.

Mr De Klerk’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chief Executive of Sasol Limited.

19 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

On 20 April 2006, Mr P B de Wet, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:

h)
4 000 ordinary Sasol shares were bought by him in terms of the Sasol Share
Incentive Scheme for R90,00 per share for a total consideration of R360 000.

i)
The share options were offered to Mr De Wet on 17 October 2003 and accepted by
Mr De Wet on 28 October 2003. These share options vested on 17 October 2005.

Mr De Wet's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chief Executive of the Company on behalf of the Chairman of Sasol Synfuels (Pty) Limited.

21 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary